Exhibit 3.150
F000620000427
RESTATED CERTIFICATE OF INCORPORATION
OF
GILLETTE GLOBAL NETWORK, INC.
(Under Section 807 of the Business Corporation Law)
     The undersigned Secretary of Gillette Global Network, Inc. (the Corporation) does hereby certify:
1.	The name of the Corporation is Gillette Global Network, Inc. having been formed under the name of GCI Communications, Inc.
2.	The Certificate of Incorporation of the Corporation was filed by the New York Department of State on November 1, 1994.
3.	The Certificate of Incorporation is hereby amended to increase the number of shares of capital stock to change the Corporation’s address for service of process, and to permit action taken by written consent of shareholders without a meeting. In order to accomplish the foregoing, ARTICLE FOURTH (a) and ARTICLE FIFTH are hereby amended and a new ARTICLE SEVENTH is hereby included, each as follows:
“FOURTH: (a) The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is SIX HUNDRED MILLION (600,000,000). The Corporation is authorized to issue two classes of stock to be designated respectively as Common Stock (“Common Stock”) and Preferred Stock (“Preferred Stock”). The total number of shares of Common Stock is Five Hundred Million (500,000,000) at $0.0001 par value. The total number of shares of Preferred Stock is One Hundred Million (100,000,000) at $0.0001 par value.”
“FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

c/o	JOSEPH P. GILLETTE 39 Broadway, 19th Floor New York, New York 10006
SEVENTH: Whenever shareholders are required or permitted to take any action by vote such action may be taken without a meeting of written (Illegible Text) the action so taken signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.
4.	The Certificate of Incorporation is hereby restated in its entirety as follows:
FIRST: The name of the Corporation is Gillette Global Network, Inc.
SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which corporation may be organized under Article IV of the Business Corporation Law, except that is not formed to engage in any (Illegible Text) requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.
THIRD: The office of the Corporation is to be located in the County of New York, State of New York.
FOURTH: (a) The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is SIX HUNDRED MILLION (600,000,000) . The corporation is authorized to issue two classes of stock to be designated, respectively as Common Stock (“Common Stock”) and Preferred Stock (“Preferred Stock”). The total number of shares of Common Stock is Five Hundred Million (500,000,000) at $0.0001 par value. The total number of shares of Preferred Stock is One Hundred Million (100,000,000) at $0.0001 par value.
(b) The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited or no voting powers and such designations preferences and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a “Preferred Stock Designation”) and as may be permitted by the Business Corporation Law of the State of New York. The Board of Directors is also expressly authorized to increase or decrease, the number of shares of any such series shall be so decreased the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of share of such series.
(c) Three million (3,000,000) shares of Preferred Stock are hereby designated as Series A Convertible Preferred Stock.
(d) Except when automatically converted pursuant to paragraph FOURTH (e) or when liquidated pursuant to the rights described in paragraph FOURTH (f) the Series A Convertible Preferred Stock is convertible at the option of the holder into Common Stock. Each share of the Series A Convertible Preferred Stock is convertible into five shares of Common Stock subject to adjustment (the “Conversion Ratio”).

(e) The shares of Series A Convertible Preferred Stock will be automatically converted into shares of Common Stock. (i) upon a public offering of Common Stock resulting in gross proceeds to the Corporation of $25,000,000 or more or (ii) upon the Corporation being given written notice of a vote of written consent of holders of at least two-thirds of the shares of Series A Convertible Preferred Stock then outstanding to convert.
(f) Except when converted pursuant to paragraph FOURTH (d) or (e) the shares of the Series A Convertible Preferred Stock shall, prior to a sale of any shares of the Corporation or a merger or consolidation involving the Corporation which will result in a change in identify of the person exercising a majority of the voting rights of the Corporation’s stock, be repurchased by the Corporation for a cash amount equal to three times the initial purchase price per share of Series A Convertible Preferred Stock plus all declared or accrued but unpaid dividends.
(g) The Conversion Ratio shall be adjusted proportionally for any pro rata distributions to holders of shares of Common Stock and adjusted in the event (i) shares of Common Stock are issued by the Corporation at a purchase price per share of Common Stock less than the initial purchase price per share of the Series A Convertible Preferred Stock divided by the Conversion Ratio existing prior to the issuance except in connection with the conversion or exercise of securities convertible into shares of Common Stock or a distribution subject to the terms above, (ii) securities convertible into shares of Common Stock are issued by the Corporation at a purchase price per convertible security divided by its conversion ratio which is less than the initial purchase price per share of the Series A Convertible Preferred Stock divided by the Conversion Ratio existing prior to the issuance, or (iii) options or warrants exercisable into shares of Common Stock are issued by the Corporation at an issue price plus exercise price which is less than the initial purchase price per share of the Series A Convertible Preferred Stock divided by the Conversion Ratio existing prior to the issuance then the Conversion Ratio after the issuance shall equal the product of the initial purchase price per share of the Series A Convertible Preferred Stock multiplied by the number of shares of Common stock outstanding after the issuance (which includes the number of shares of Common Stock into which the securities convertible into shares of Common Stock issued may be converted) divided by the sum of (X) the number of shares of Common Stock outstanding before the issuance multiplied by the initial purchase price per share of the Series A Convertible Preferred Stock divided by the Conversion Ratio existing before the issuance, (Y) the number of shares of Common Stock or securities convertible into shares of Common Stock issued multiplied by their issue price per share and (Z) the number of shares of Common Stock issuable due to the exercise of options or warrants multiplied by the sum of their issue price and exercise price. For the purposes of this calculation shares of Common Stock issuable due to options outstanding as of the date hereof shares of Common Stock issuable due to options and stock awards granted pursuant to the 1999 Stock Incentive Plan, and shares of Common Stock issuable due to warrants granted pursuant to the 1999 Real Estate Partners Warrant Program shall be deemed outstanding.

Notwithstanding the foregoing shares of Common Stock issued due to options outstanding as of the date hereof shares of Common Stock issued due to options and stock awards granted pursuant to any stock option plan shares of Common Stock issued due to warrants granted pursuant to the Corporations 1999 Real Estate Partners Warrant Program shares of Common Stock issued due to the conversion of the shares of the Series A Convertible Preferred Stock or shares of Common Stock issued in connection with a merger or acquisition shall not cause adjustment of the Conversion Ratio.
(h) The shares of Series A Convertible Preferred Stock are entitled to that number of votes equal to the whole number of shares of Common Stock into which the shares of Series A Convertible Preferred Stock may be converted at the time of such vote.
(i) Prior to January 1, 2003 the shares of Series A Convertible Preferred Stock outstanding at the time the Corporation declares any dividend to be paid upon the shares of Common Stock are entitled pro rata to those dividends on an as converted basis (the “Shared dividend”). The right to any declared but unpaid Shared Dividend shall not terminate upon conversion of the shares of Series A Convertible Preferred Stock after the declaration but rather shall be distributed proportionately to the shares of Series A Convertible Preferred Stock into which the same may be converted into shares of Common Stock.
(j) From and after January 1, 2003 in addition to any Shared Dividend previously declared but yet unpaid, the share of Series A Convertible Preferred Stock outstanding are entitled to cumulative cash dividend based on the initial purchase price per share or the share of Series A Convertible Preferred Stock at the annual rate of four percent above the London Interbank Offered Rate as reported in the Wall Street Journal on the business day preceding the quarterly date payable (the “Cumulative Cash Dividend”) The Cumulative Cash Dividend accrues quarterly in arrears and is payable in cash on the last business day of each calendar quarter up to an amount equal to 50% of the maximum amount legally available for dividend distribution during such quarter and prior to the payment of any dividends on the shares of Common Stock.
(k) From and after January 1, 2004 the shares of Series A Convertible Preferred Stock may be redeemed at the end of any calendar quarter at the option of either the holder or the Corporation upon sixty days prior written notice at a cash price equal to the initial purchase price per share of the share of the share of Series A Convertible Preferred Stock plus declared but unpaid Shared Dividends and accrued but unpaid Cumulative Cash Dividends. The Corporation may not use more than 50% of the cash flow of the Corporation for any quarter to redeem the share of Series A convertible Preferred Stock and the minimum amount to be redeemed during any calendar quarter shall be one thousand dollar ($1,000)
(l) Without the approval of the holder of a majority of Shares of Series A Convertible Preferred Stock the shares of Series A Convertible Preferred Stock may not be redeemed other than pursuant to paragraph FOURTH (k)

(m) Without the approval of the holders of a majority of shares of the Series A Convertible Preferred Stock, the Corporation may not repurchase any shares of Common Stock except for buy-backs under employee plans and related events (including, without limitation, under the Corporation’s 1999 Incentive Stock Option Plan), which buy-backs are limited to an aggregate amount of $100,000 in any twelve month period.
(n) Without the approval of the holders of a majority of shares of the Series A Convertible Preferred Stock, the Corporation may not authorize or issue any of equity security of the Corporation ranking senior to or pari passu with the shares of the Series A Convertible Preferred Stock.
(o) The shares of the Series A Convertible Preferred Stock are entitled, as a Series, to elect one member of the Board of Directors (the “Preferred Director”) and to vote, on an as converted basis, together with the Common Stock in the election of the remaining members of the Board of Directors.
(p) In the event of dissolution, liquidation or winding up of the Corporation the holders of shares of the Series A Convertible Preferred Stock are entitled, after the debts of the Corporation shall have been paid to receive out of the assets remaining the initial purchase price per share of the shares of Series A Convertible Preferred Stock together with all dividends thereon cumulated, accrued or in arrears, whether or not earned or declared, before any payment is made of assets set apart for payment to the holders of shares of any other series of Preferred Stock or the Common Stock and shall be entitled to no further payments or distributions. Merger or consolidation with one or more corporations shall not constitute dissolution liquidation or winding up of the Corporation.
FIFTH: — The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

c/o	JOSEPH P. GILLETTE 39 Broadway, 19th Floor New York, New York 10006
SIXTH: (a) To the fullest extent permitted by the New York Business Corporation Law as the same exists or may hereafter be amended; a Director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase which was illegal under the Business Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.
(b) The Corporation may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) judgments, fines and amount paid in settlement (Illegible text) and reasonably incurred by him in connection with such action suit or proceeding if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contender or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.
(c) To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to herein or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
(d) Any indemnification under this paragraph (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in this Paragraph. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested Directors so directs by independent legal counsel in a written opinion or (3) by the stockholders.
(e) The Corporation may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Paragraph.
     The indemnification and advancement of expenses provided for herein shall, unless otherwise provided when authorized or (Illegible text), continue as to a person who has ceased to be a director, officer, employee or agent and shall (Illegible text) to the benefit of the heirs, executors and administrators of such person.
(f) The Corporation may purchase and maintain insurance on behalf of any person who is or was serving the Corporation in any capacity referred to hereinabove against any liability asserted against him and incurred by him in such capacity, or arising out of his status, as such, whether or not the Corporation would have the power to indemnity him against such liability under the provisions herein.
(g) The provisions herein shall be applicable to all claims, action, suits, or proceedings made or commenced after the adoption hereof whether arising from acts or omissions to act occuring before or after the adoption hereof.
(h) The Board of Directors shall have power, in its discretion to provide for and to pay to Directors rendering unusual or exceptional services to the Corporation special compensation appropriate to the value of such services.
(i) By resolution duly adopted by the holders of not less than a majority of the shares of stock then issued and outstanding and entitled to vote at any regular or special meeting of the stockholders of the Corporation duly called and held as provided in the By-Laws of the Corporation, any Director or Directors of the Corporation may be removed from office at any time or times, with or without cause.
(j) The provisions of this Paragraph shall be in addition to and not in limitation of any other rights, indemnities, or limitations of liability to which any Director or officer may be entitled as a matter of law or under any By-Law, agreement, vote of stockholders or otherwise.
SEVENTH: Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of shareholders at which all share entitled to vote thereon were present and voted.
EIGHTH: All corporate powers of the Corporation shall be exercised by the Board of Directors except as otherwise provided herein or by law. In furtherance and not in limitation of the powers conferred by statute and by law the Board of Directors is expressly authorized to make, amend, alter, change, add to or repeat By-Laws of the Corporation, without any action on the part of the stockholders.
NINTH: (a) No contract or transaction between the Corporation and one or more of its Directors or between a corporation and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are Directors or officers, or have a financial interest, shall be void or voidable solely for this reason or solely because such Directors or officers are present at or participate in the meeting of the Board of Directors or the committee thereof which authorizes the contract or transaction or solely because his or their votes are counted for such purpose if:
(1) The material facts as to his or their relationship to or interest in the contract or transaction are disclosed or are known to the Board of Directors or the committee and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of the disinterested directors, even though the disinterested directors be less than a quorum; or
(2) The material facts as to his of their relationship to or interest in the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or
(3) The contract or transaction is fair as to the Corporation as of the time it is authorized approved or ratified by the Board of Directors, a committee thereof, or the stockholders.
In any case described in this Paragraph, any common or interested Director may be counted in determining the existence of a quorum at any meeting of the Board of Directors or any committee which shall authorize any such contract or transaction and may vote thereat to authorize any such contract or transaction. Any director of the Corporation may vote upon any contract or other transaction between the Corporation and any subsidiary or affiliated corporation without regard to the fact that he is also a Director of such subsidiary or affiliated corporation.
(b) No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a Director or officer of the Corporation in good faith, if such person (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (ii) took, or omitted to take, such action in reliance upon advice of counsel for the Corporation or upon financial statements made or information furnished by officers or employee of the Corporation or upon the Corporation’s books of accounts, financial statements or other reports prepared by an officer or employee of the Corporation or by an independent public accountant or firm of independent public accountants or by an appraiser.
TENTH: Except as otherwise expressly agreed in definitive written documents executed by such stockholder and the Corporation, no stockholder of the Corporation shall have a pre-emptive right because of his stockholdings to have first offered to him any part of any stock of the Corporation hereafter issued, optioned, or sold, or any part of any debentures, bonds and securities of the Corporation convertible into stock hereafter issued optioned or sold by the Corporation. This provision shall operate to defeat pre-emptive rights in all stock now authorized and in all debentures, bonds or securities of the Corporation which may be convertible into stock, and also to defeat pre-emptive rights in any and all stock, and classes of stock, and securities convertible into stock, which the Corporation may be hereafter authorized to issue by any amended certificate duly filed. Thus, any and all of the stock of the Corporation presently authorized, and any and all debentures, bonds, or securities of the Corporation, convertible into stock and any and all of the stock of the Corporation which may hereafter be authorized, may at any time be issued, optioned, and contracted for sale and/or sold and disposed of by direction of the directors of the Corporation to such persons and upon such terms and conditions as may, to the directors, seem, proper and advisable without first offering the said stock or securities or any, part thereof, to existing stockholders. Nothing contained herein shall modify or alter any rights of stockholders existing by reason of any agreement or contract between any such stockholders and the Corporation.
     4. The foregoing Amended and Restated Certificate of Incorporation was authorized by a majority vote of all the Directors of the Corporation followed by the unanimous written consent of the Shareholders of the Corporation.
IN WITNESS WHEREOF, the undersigned has signed this certificate this 16th day of June, 2000.

/s/ David W. Robinson
David W. Robinson, Secretary

F000620000427
RESTATED CERTIFICATE OF INCORPORATION
OF
GILLETTE GLOBAL NETWORK, INC.
UNDER SECTION 807 OF THE BUSINESS CORPORATION LAW
DRAWDOWN
DELANEY-30
(Illegible Text)

ICC STATE OF NEW YORK DEPARTMENT OF STATE FILED JUN 20, 2000 TAX S 26.75 (Illegible text)
FILED BY:
GILLETTE GLOBAL NETWORK, INC.
39 BROADWAY, 19TH FLOOR
NEW YORK, NEW YORK 10006
(Illegible Text)

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